VIA EDGAR

January 19, 2018

Re:	Acceleration Request for Gates Industrial Corporation plc
Registration Statement on Form S-1 (File No. 333-222310)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Gates Industrial Corporation plc, and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on January 19, 2018, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (212) 455-7614 with any questions.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski